EXHIBIT 99.1

Aptose Announces Appointment of Caroline M. Loewy to Board of Directors

SAN DIEGO and TORONTO, April 25, 2018 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ:APTO) (TSX:APS), a clinical-stage company developing highly differentiated therapeutics targeting the underlying mechanisms of cancer, today announced the appointment of Caroline M. Loewy to the Board of Directors effective immediately. Aptose’s Board of Directors now includes seven members with extensive experience across diverse disciplines in biotechnology and pharmaceutical development.

Ms. Loewy is an accomplished executive leader with more than 25 years of experience in accelerating biotechnology product development and growth.  She currently provides strategic advisory services to life science companies on a variety of high-impact matters including funding strategies, product pipeline evaluation, and assessing business development opportunities. Ms. Loewy has held numerous executive roles; most recently, she co-founded and served as Chief Financial Officer and Chief Business Officer of Achieve Life Sciences, Inc. Prior to that, she held the position of Chief Financial Officer of both public and private biopharmaceutical companies including Tobira Therapeutics, Inc., Corcept Therapeutics Incorporated, and Poniard Pharmaceuticals, Inc. Ms. Loewy also spent 11 years as a senior biotechnology equity research analyst at Morgan Stanley and Prudential Securities. She sits on the board of directors of CymaBay Therapeutics Inc.; is a founding board member of the Global Genes Project, one of the leading rare disease patient advocacy organizations in the world; and is a member of the National Advisory Council of the Translational Genomics Research Institute (TGen) Center for Rare Childhood Disorders. Ms. Loewy is also a founding board member of the KCNQ2 Cure Alliance Foundation. Ms. Loewy holds a BA degree from the University of California, Berkeley, and an MBA/MS degree from Carnegie Mellon University.

“With her years of experience as a respected executive leader in our industry, Caroline Loewy considerably strengthens our board’s breadth of talent and background,” said William G. Rice, Ph.D., Chairman, President and Chief Executive Officer.  “We very much look forward to working with her and drawing upon her strategic judgment.”

“I am excited to join the Board at a pivotal time in the company’s evolution,” said Caroline Loewy. “I look forward to working with the team at Aptose to help advance the development of novel anti-cancer therapies.”

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences Greg Chow, CFO 647-479-9828 gchow@aptose.com

SMP Communications Susan Pietropaolo 201-923-2049 susan@smpcommunications.com	LifeSci Advisors Michael Wood Managing Director 646-597-6983 mwood@lifesciadvisors.com